14007368

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 6-6-14

Willie C. Bogan
McKesson Corporation
willie.bogan@mckesson.com

Re: McKesson Corporation
Incoming letter dated March 31, 2014

Dear Mr. Bogan:

This is in response to your letters dated March 31, 2014 and April 23, 2014 concerning the shareholder proposal submitted to McKesson by the International Brotherhood of Teamsters General Fund. We also have received letters from the proponent dated April 16, 2014 and May 5, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Carin Zelenko
International Brotherhood of Teamsters
czelenko@teamster.org

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 6, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: McKesson Corporation
Incoming letter dated March 31, 2014

The proposal asks the board to adopt a policy that in the event of a change of control, there shall be no acceleration of vesting of any equity award granted to any named executive officer, provided, however, that the board's compensation committee may provide that any unvested award will vest on a partial, pro rata basis.

We are unable to concur in your view that McKesson may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that McKesson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Evan S. Jacobson
Special Counsel

// INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

May 5, 2014

VIA E-MAIL: shareholderproposals@sec.gov

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder proposal submitted to McKesson Corporation by the International Brotherhood of Teamsters General Fund

Ladies and Gentlemen,

By letter dated April 23, 2014, McKesson submitted a second letter ("Letter") to the Office of the Chief Counsel of the Division of Corporation Finance to confirm that it will not recommend enforcement action if McKesson omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the International Brotherhood of Teamsters General Fund (the "Proponents").

The Proposal requests that McKesson adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any named executive officer, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the named executive officer's termination, with such qualifications for an award as the Committee may determine.

McKesson claims that it may exclude the Proposal in reliance on Rule 14a-8(i)(3) as it is vague and indefinite because the terms "equity awards" and "named executive officers" lack definition. The Proponents disagree with the Company's argument as explained in our initial response of April 16, 2014. In response to the Company's Letter we offer brief additional comments.

A. The Proposal enables shareholders and the Company to determine with reasonable certainty exactly what actions or measures the Proposal requires—adoption of a policy that would accelerate equity on a pro rata basis in a change in control and termination scenario.

Equity Award

McKesson argues on page four of its Letter that stockholders "should at least be provided a sufficient explanation in the Proposal to enable them to understand the material aspects of the external disclosure and accounting standards that govern a central aspect of the Proposals." We find the Company's view that shareholders need to understand the disclosure and accounting standards of equity awards disingenuous. Shareholders are voting on a policy. The Company is responsible for accounting and disclosure.

Named Executive Officer

The Proposal clearly conveys to shareholders that the Proposal is aimed at top executives and not rank and file employees. The Company must follow additional reporting requirements for the highest earners known as named executive officers, which is the obvious term to refer to this group. In its lengthy and winding argument, McKesson fails to get to the root of the issue. The Company has rejected use of the terms named executive officer and senior executive. What then is the acceptable term in McKesson's view?

Below is the full description of item three in the Company's 2013 proxy statement. McKesson introduces the Proposal "as required by Exchange Act Section 14A." Is this not an external standard not defined in the Proposal? Whatsmore, the Company refers to "NEOs" eight times without explaining the term. Is it logical to argue that shareholders can understand the term named executive officers only when used in management proposals but not in shareholder proposals?

ITEM 3. Advisory Vote on Executive Compensation

Your Board recommends a vote "FOR" the approval of the compensation of our NEOs, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC.

As required by the Exchange Act Section 14A, stockholders are entitled to vote to approve, on an advisory, non-binding basis, the compensation of our named executive officers as disclosed in this proxy statement ("NEOs"). This item, commonly known as a "say on pay" proposal, gives our stockholders the opportunity to express their views on our NEOs' compensation. The vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this proxy statement. Accordingly, you are being asked to vote on the following resolution at the Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's proxy statement for the 2013 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2013 Summary Compensation Table and the other related tables and disclosure."

Our Board recommends that you vote "FOR" this resolution because in FY 2013 McKesson once again outperformed the market and our compensation peer group and delivered superior returns to investors. Against this backdrop of sustained outperformance, our Board, the Compensation Committee and the executive team have continued to make substantial changes to our executive compensation program to moderate total pay levels and strengthen the alignment between pay and performance.

For more information about our program, including information about the FY 2013 compensation of our NEOs, please read the "Compensation Discussion and Analysis" that appears above. As we described in this section, we continue to make modifications to our executive compensation program, such as reducing our executive officers' maximum opportunity under our LTIP by 33%. The Compensation Committee also established increasingly ambitious targets under our executive compensation program over the years, and recently expanded the mix of financial metrics in our incentive plans to include additional drivers of stockholder return. Finally, the grant date values of our NEOs' equity awards have decreased each year since FY 2011. These changes reflect our continuing commitment to improve McKesson's pay for performance alignment and to embrace contemporary compensation and governance best practices and investor feedback.

While the say on pay vote is advisory and therefore not binding on the Company, our Board and our Compensation Committee value the opinions of our stockholders, which we receive through a number of vehicles including the say on pay vote, and we carefully consider our stockholders' concerns and opinions in evaluating our executive compensation program. We have determined that our stockholders should cast an advisory vote on the compensation of our NEOs on an annual basis. Unless this policy changes, the next advisory vote to approve, on an advisory, non-binding basis, the compensation of our NEOs will be at the 2014 Annual Meeting of Stockholders.

The Proponents do not wish to revise the Proposal as suggested by McKesson. The Proposal is clear and easily understood by shareholders. In fact, a majority of shareholders voted in favor of this proposal at two firms on March 1st, Valero Energy Corporation and Gannett Company. More importantly, 44% of investors supported this Proposal at McKesson in 2012.

McKesson's contrived arguments in this case seem to mock the SEC process and needlessly waste staff's time.

The Proponents believe that the relief sought in McKesson's no action letter should not be granted.

If you have any questions, please feel free to contact Carin Zelenko, Director of the Teamsters' Capital Strategies Department at czelenko@teamster.org or 202-624-6899.

Sincerely,

Ken Hall

Ken Hall
General Secretary-Treasurer

KH/cz

cc: Willie C. Bogan, Associate General Counsel & Secretary, McKesson Corporation (email: Willie.Bogan@McKesson.com)

McKESSON

Willie C. Bogan Associate General Counsel and Secretary

1934 Act/Rule 14a-8

April 23, 2014

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: McKesson Corporation
Stockholder Proposal Submitted by the International Brotherhood of Teamsters General Fund – Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Ladies and Gentlemen:

On March 31, 2014, I submitted a letter (the "No-Action Request") on behalf of McKesson Corporation (the "Company") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement and form of proxy (collectively, the "2014 Proxy Materials") for its 2014 Annual Meeting of Stockholders (the "2014 Annual Meeting") a stockholder proposal and supporting statement (the "Proposal") submitted by the International Brotherhood of Teamsters General Fund (the "Proponent") under cover of a letter dated February 5, 2014. The No-Action Request indicated the Company's view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(3).

On April 16, 2014, Ken Hall, General Secretary-Treasurer of the Proponent submitted a letter to the Staff on behalf of the Proponent responding to the No-Action Request (the "Response") and asserting that the Proposal should not be excluded from the 2014 Proxy Materials. The Company submits this letter to supplement the No-Action Request and respond to the positions stated in the Response, which is attached hereto as Exhibit A. Based on the No-Action Request and this letter, the Company requests confirmation that the Staff will not recommend any enforcement action if the Company omits the Proposal from the 2014 Proxy Materials on the grounds that the Proposal is

McKesson Corporation
One Post Street
San Francisco, CA 94104

www.mckesson.com

impermissibly vague and indefinite so as to be inherently misleading, and therefore is excludable in reliance on the provisions of Rule 14a-8(i)(3).

In accordance with *Staff Legal Bulletin 14D* (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by email to the Proponent.

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3), as it is Materially False and Misleading and Because it is so Vague and Indefinite That Stockholders in Voting on it Would Not be Able to Determine With Any Reasonable Certainty What Actions Are Required

In the No-Action Request, the Company requested no-action relief in reliance on Rule 14a-8(i)(3), as the Proposal is impermissibly vague and indefinite so as to be materially false and misleading in violation of Rule 14a-9, because the Proposal (i) impermissibly defines a material element solely by reference to an external source (that is, equity awards granted under an equity incentive plan as defined in Item 402 of Regulation S-k), and (ii) fails to define the key term "named executive officer" at all. The Proponent's arguments in the Response fail to address the Company's fundamental arguments supporting exclusion under Rule 14a-8(i)(3).

A. The Proposal Impermissibly Defines a Material Element of the Proposal by Reference to an External Source

The Response confirms the Company's view that the Proposal is impermissibly vague and indefinite so as to be materially false and misleading in violation of Rule 14a-9. Notably, the Response fails to address that, in accordance with long-standing Staff precedent, the Proposal may be excluded because it defines a material element only by reference to an external source, namely Item 402 of Regulation S-K, which itself can be understood only through consideration of an additional external source, Accounting Standards Codification Topic 718 ("ASC 718") adopted by the Financial Accounting Standards Board (the "FASB"). The Staff recently reiterated its historical concern regarding proposals that are understandable only by reference to material outside of the proposal and supporting statement in *Staff Legal Bulletin 14G*, in which the Staff stated: "If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under rule 14a-8(i)(3) as vague and indefinite." *Staff Legal Bulletin 14G* (October 16, 2012).

The Response concedes that the Proposal defines a material element of the Proposal by reference to an external source, that in fact itself incorporates the definition of a material term from yet another external source source also not included in the Proposal.[1] The Company believes such practice is inconsistent with Rule 14a-8 and Staff precedent.

The second paragraph of the Proposal states:

> For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses elements of executive compensation to be disclosed to shareholders. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

Rather than addressing the substantive basis for exclusion under Rule 14a-8 and Staff precedent set forth in the No-Action Request, the Response instead argues that stockholders will simply know what the term "equity awards" means without reference to any source. In so doing, the Response effectively argues that the entire second paragraph of the Proposal is superfluous and unnecessary. The Response asserts that the Proponents included the "definition of the term equity award not for the benefit of shareholders who understand the term, but to pinpoint for McKesson the scope of the Proposal." As support for its argument that stockholders will know what the term means, the Response offers a dictionary definition of an award, meaning "to confer or bestow as being deserved or merited or needed." The Proposal does not define the term "equity award" by reference to a dictonary definition, but rather defines the term as an award granted under and "equity incentive plan" as defined in Item 402 of the SEC's Regulation S-K. The Proponent cannot now change the manner in which the term "equity award" is defined for purposes of the Proposal.

Notwithstanding the Proponent's specific affirmative election to expressly define a material term of the Proposal by reference to an external source, which itself requires an additional external source to understand, the Response also includes the following conclusory statements:

> "People who hold McKesson stock surely understand the combination of the terms 'equity' and 'award' to mean that someone was given stock."
>
> "A reasonable investor would not rely on reporting regulations on executive compensation to make a decision about the Proposal."
>
> "It is McKesson's role to figure out which awards are within the scope of Item 402 of Regulation S-K, not the role of shareholders."

[1] Response at 2 stating "The SEC's Regulation S-K states, 'An *equity incentive plan* is an incentive plan or portion of an incentive plan under which awards are granted that fall within the scope of FASB ASC Topic 718, *Compensation–Stock Compensation.*'"

"The accounting and reporting of those equity awards under Regulation S-K and, therefore, FASB ASB [sic] Topic 718 are procedural matters for McKesson. These regulations are simply not material to the investors' decision on the Proposal."

While the Company agrees with the Proponent that stockholders "do not need a legal brief on the intricacies of non-equity awards," the Company believes that it is essential for stockholders to fully understand which awards would be subject to the requested policy. The term "equity award," which is a central aspect of the Proposal as to its actual applicability, is defined in the Proposal as "an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K," without specifically explaining in the Proposal the external definition that would determine those equity awards to which the Proposal applies. The Staff has consistently permitted exclusion of proposals that define terms by reference to outside sources and therefore fail to disclose to stockholders key definitions that are part of the proposal. In defining "equity award" by reference to an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, the Proposal in fact also indirectly references a second external standard, because Item 402(a)(6)(iii) of Regulation S-K defines "equity incentive plan" as "an incentive plan or portion of an incentive plan under which awards are granted that fall within the scope of FASB ASC Topic 718." Consequently, the determination as to which awards are covered by the Proposal must be made by reference to yet another external standard under U.S. Generally Accepted Accounting Principles, ASC 718, which the Proposal fails to mention or describe at all.

Among other things, ASC 718 requires a detailed analysis to determine whether a given award is accounted for as a share-based payment and would thus be considered an "equity award" granted pursuant to an equity incentive plan as defined in Item 402(a)(6)(iii) of Regulation S-K. For example, if an award does not contain a right to stock settlement embedded in the terms of the award, then it is not within the scope of ASC 718, and therefore would be identified as a *non*-equity incentive plan award as defined in Item 402(a)(6)(iii) of Regulation S-K. *See, e.g.*, Question 119.22 of the Division of Corporation Finance Regulation S-K Compliance and Disclosure Interpretations (stating that an award with "no right to stock settlement ... embedded in the terms of the award ... is not within scope of ASC 718," and therefore "is a non-equity incentive plan award as defined in Rule 401(a)(6)(iii)"). While stockholders certainly do not need to be experts in accounting in order to vote on the Proposal, they should at least be provided a sufficient explanation in the Proposal to enable them to understand the material aspects of the external disclosure and accounting standards that govern a central aspect of the Proposal.

We believe that, given the complexities that inevitably arise in determining if an award would be deemed "an award granted under an equity incentive plan as defined in Item 402 of Regulation S-K," the Proposal presents a situation very similar to other circumstances where the Staff concurred that a proposal referencing the Commission's rules could be excluded as impermissibly vague and indefinite so as to be inherently misleading. For example, in *Dell Inc.* (March 30, 2012), the Staff concurred with the exclusion of a stockholder proposal which sought to provide proxy access to any stockholders who "satisfy SEC Rule 14a-8(b) eligibility requirements" without explaining the eligibility requirements set forth in Rule 14a-8(b). In its response, the Staff noted that although "some shareholders voting on the proposal may be familiar with the eligibility requirements of rule 14a-8(b), many other shareholders may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal." *See also Chiquita Brands* (March 7, 2012); *MEMC Electronic Materials* (March 7, 2012); and *Sprint Nextel* (March 7, 2012). With regard to the Proposal, while it may be true that some of the Company's stockholders may be familiar with the definition of "equity incentive plan" in Item 402 of Regulation S-K and the scope of coverage of ASC 718, many other stockholders may not be familiar with the definition of "equity incentive plan" in Item 402 of Regulation S-K and, by implication, the scope of coverage of ASC 718, and these stockholders would not be able to determine the applicability of the policy set forth in the Proposal based on the language of the Proposal itself (including its supporting statement).

Accordingly, defining the term "equity award" by reference to an award granted under an equity incentive plan as defined in Item 402 of Regulation S-K, which inevitably results in a need to also understand ASC 718, renders the Proposal vague and indefinite so that a stockholder would not be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. As further detailed in the No-Action Request, the Proposal fails to adequately disclose to stockholders, at the time of their voting decision, a key definition necessary to fully understand the applicability and impact of the Proposal.

The Response also takes issue with the Company's citation of several Staff precedents. The Response tries to distinguish the facts underlying the proposals at issue in those precedents from the facts of the Proposal. In one instance, the Response asserts specific changes were made to the language of the Proposal to distinguish it from the proposal at issue in *Staples Inc.* (March 5, 2012). However, the Company cited the *Staples Inc.* letter for the proposition that a stockholder proposal may be excluded under Rule 14a-8 where any action ultimately taken by the company in implementing it could be significantly different from that envisioned by stockholders in voting on the proposal, not because it was factually similar to the Proposal. Likewise, the No-Action Request cited the *Dell Inc.* (March 30, 2012)[2], *ExxonMobil Corp.* (March 21, 2011), and *Johnson & Johnson*

---

[2] Stating: "In arriving at this position, we note that the proposal provides that Dell's proxy materials shall include the director nominees of shareholders who satisfy the 'SEC Rule 14a-8(b) eligibility requirements.' The proposal, however, does not describe the specific eligibility requirements. In our view, the specific eligibility requirements represent a central aspect of the proposal. While we recognize that some shareholders voting on the proposal may be familiar with the eligibility requirements of rule 14a-8(b), many other shareholders may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal. As such, neither shareholders nor Dell would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

(February 7, 2003) letters because in those letters the Staff concurred with the exclusion of proposals that failed to explain within the proposal specific standards that were integral to their understanding and application, not because they were factually analogous to the Proposal. These Staff precedents continue to stand for the propositions for which the Company cited them in the No-Action request.

B. The Proposal Also Fails to Define the Key Term "Named Executive Officer"

Moreover, the Response advances an unpersuasive argument with respect to the key, but undefined, term "named executive officer." The Response asserts that "[s]tockholders can determine with reasonable certainty that the proposal is aimed at the key executives and not the rank and file employees." As noted in the No-Action Request, the Proponent's failure to define the term "named executive officer" within the Proposal stands in sharp contrast to its actions in another substantially similar proposal, where it did attempt to define the term by reference to Item 402 of Regulation S-K. *See Sysco Corp.* (September 20, 2013). The failure to define such a basic and fundamental aspect of the Proposal renders the entire Proposal impermissibly vague and indefinite, and therefore would cause stockholders and the Company to be unable to determine with reasonable certainty those employees of the Company to whom the Proposal applies, or what actions or measures would be required by the Proposal with respect to those employees.

Although, unlike in *Sysco Corp.*, the Proponent affirmatively elected not to define "named executive officer" in the Proposal, in the Response it now asserts "[t]he scope of the Proposal covers any persons receiving equity awards granted under Item 402 of Regulation S-K, which covers executive compensation." This definition is not contained anywhere in the Proposal and will not be apparent to stockholders in voting on the Proposal. Additionally, for all the reasons cited above in Section A and in the No-Action Request, the Proponent cannot cure the vague and indefinite nature of the Proposal by incorporating an external standard (Item 402 of Regulation S-K) that is not sufficiently explained in the Proposal.

Because of this undefined reference to the term "named executive officer," the Proposal is impermissibly vague and indefinite. The specific standards that are fundamental to determining the applicability of the Proposal are not sufficiently explained in the Proposal. As a result, the stockholders and the Company could have different interpretations of what the Proposal requires, and neither the Company nor the stockholders would be able to determine with reasonable certainty what actions or measures the Proposal requires.

The Response argues that the Company sought to exclude a similar proposal in 2013, in part because the term "senior executive" was vague. However, this point is not relevant to consideration of the No-Action Request, because the Staff concurred that the Company could exclude that proposal pursuant to Rule 14a-8(i)(9), as it directly conflicted with a Company proposal. *See McKesson Corp.* (May 1, 2013). The Staff stated that, in reaching this position, it did not find it necessary to address the alternative basis for omission on which the Company relied. *Id.* In *Staff Legal Bulletin 14* (July 13, 2001), the Staff described its analysis of no-action requests as follows:

> "We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter."

Accordingly, any suggestions that may have been made in a portion of a prior no action request that the Staff did not address are not relevant to the determination of whether the Proposal may now be omitted under Rule 14a-8(i)(3).

The Response contends that by pointing out the Commission's recognition of the complexity and inadequacy of a mere reference to the defined term "named executive officer," the Company is "conflating its role with that of shareholders." To the contrary, the Commission expressly acknowledged that the term "named executive officer" is complex and requires analysis to properly apply. The very fact that the Commission deemed it appropriate to provide additional instruction to issuers for the appropriate application of "named executive officer" for purposes of Item 5.02 of Form 8-K is evidence that the term requires explanation to stockholders to ensure that, in voting on the Proposal, they are able to determine with any reasonable certainty what actions are required.

The Response also suggests that the Company somehow indicates in the No-Action Request that the Proposal's "language should be 'intuitive.'" In fact, the No-Action Request actually explains that the term "named executive officer" as used in Item 402 of Regulation S-K is a complex concept, and without some explanation of the application of the term, a stockholder would not be made aware of situations where persons might be included or excluded from the scope of the Proposal in a manner that likely would not be anticipated.

We do not believe that the Proponent should be permitted to revise the Proposal to address the vague and indefinite statements referenced herein. As the Staff noted in *Staff Legal Bulletin 14*, there is no provision in Rule 14a-8 which permits a stockholder to revise a proposal and supporting statement. While we recognize that the Staff sometimes permits stockholders to make minor revisions to proposals in order to eliminate false and misleading statements, the Staff's intent to "limit this practice to minor defects was evidenced by its statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement or both as materially false and misleading if a proposal or supporting statement or both would require detailed and extensive editing to bring it in compliance with the proxy rules." *Staff Legal Bulletin 14B.* Given the vague and indefinite statements included in the Proposal that are critical to any understanding of the Proposal, we believe that the Staff should disregard any request of the

Proponent to revise the Proposal to attempt to bring it into compliance with the Commission's proxy rules.

For the reasons described above and as set forth in the No Action Request, the Proposal is impermissibly vague and indefinite because it contains undefined key terms. As a result, the stockholders and the Company could have different interpretations of what the Proposal requires, and neither the Company nor the stockholders would be able to determine with reasonable certainty what actions or measures the Proposal requires. Given the number of vague and indefinite statements included in the Proposal that are critical to any understanding of the Proposal, the Company believes that the Proposal in its entirety may be excluded from the 2014 Proxy Materials under Rule 14a-8(i)(3) because it is so vague and indefinite so as to be inherently misleading.

II. Conclusion

For the foregoing reasons and for the reasons set forth in the No Action Request, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2014 Proxy Materials.

If you have any questions or require any additional information, please do not hesitate to call me at (415) 983-9007, or David Lynn of Morrison & Foerster LLP at (202) 887-1563.

Sincerely,

Willie C. Bogan

Willie C. Bogan
Associate General Counsel
and Secretary

Enclosures

cc: Ken Hall, General Secretary-Treasurer, International Brotherhood of Teamsters
Louis Malizia, Capital Strategies Department, International Brotherhood of Teamsters
Carin Zelenko, Director of the Capital Strategies Department, International Brotherhood of Teamsters

Exhibit A

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

April 16, 2014

VIA E-MAIL: shareholderproposals@sec.gov

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal Submitted to McKesson Corporation by the International Brotherhood of Teamsters General Fund

Ladies and Gentlemen:

By letter dated March 31, 2014, McKesson Corporation ("McKesson" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance confirm that it will not recommend enforcement action if McKesson omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the International Brotherhood of Teamsters General Fund (the "Proponents").

The Proposal requests that McKesson adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any named executive officer, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the named executive officer's termination, with such qualifications for an award as the Committee may determine.

McKesson claims that it may exclude the Proposal in reliance on Rule 14a-8(i)(3) as it is vague and indefinite because the terms "equity awards" and "named executive officers" lack definition. The Proponents disagree with the Company's argument for reasons explained below.

A. The Proposal enables shareholders and the Company to determine with reasonable certainty exactly what actions or measures the Proposal require—adoption of a policy that would accelerate equity on a pro rata basis in a change in control and termination scenario.

Equity Award

McKesson argues the term "equity awards" is vague and indefinite. The Proponents believe shareholders--who are by definition those holding equity in the Company--understand what equity means. The definition of "award" is self-explanatory, but to ensure we fully address the Company's concern we offer this definition from Merriam-Webster's online dictionary, "to confer or bestow as being deserved or merited or needed." People who hold McKesson stock surely understand the combination of the terms "equity" and "award" to mean that someone was given stock.

The Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004) provides the test for determining if a proposal is inherently vague or indefinite—can stockholders or the company determine with "any reasonable certainity exactly what actions or measures the proposal require"?

Shareholders voting on the Proposal will understand what is meant by the term equity award and how to cast their vote. The Proponents went a step further and added a definition for the term equity award not for the benefit of shareholders who understand the term, but to pinpoint for McKesson the scope of the Proposal.

The SEC's Regulation S-K states, "An *equity incentive plan* is an incentive plan or portion of an incentive plan under which awards are granted that fall within the scope of FASB ASC Topic 718, *Compensation—Stock Compensation.*" FASB ASC Topic 718, which outlines how firms should account for equity awards in their reporting on executive compensation, does not need to be understood by shareholders voting on this issue. FASB ASC Topic 718 is outside the scope of this Proposal. A reasonable investor would not rely on reporting regulations on executive compensation to make a decision about the Proposal.

The Proponents and the Company agree that incentive awards align the interests of shareholders and executives. The focus of the Proposal is that recipients should earn equity either through time served or performance achieved, rather than unearned awards accelerated and paid out simply because a change in control and termination occurred. McKesson goes into detail in the third paragraph of section B, page 5 to explain where an award would be considered non-equity, but this is outside the scope of the Proposal. Shareholders do not need a legal brief on the intricacies of non-equity awards to vote on a proposal about equity awards.

The precedent cited by McKesson in *Staples Inc.* (March 5, 2012) is outdated. The Staff concurred certain terms in that proposal was vague, but this version of the Proposal has amended the terms for clarity's sake (that is, "change in control," is defined in the resolved clause and the Proposal's description of "pro rata basis" was amended). None of the remaining examples cited by McKesson in section A address the same topic as the Proposal or the same usage of terminology. Some of the cases raised by the Company bear no resemblance to this Proposal at all, such as *Johnson & Johnson* (February 7, 2003), which addresses the "Glass Ceiling Commissions, *Exxon Mobil Corp.* (March 21, 2011), which addresses the "Global Reporting Initiative," and *Dell Inc.* (March 30, 2012), which deals with proxy access.

It is McKesson's role to figure out which awards are within the scope of Item 402 of Regulation S-K, not the role of shareholders. The role of shareholders in this matter is to vote on the Proposal. That decision hinges on the investors' perspectives on the vesting of equity awards. The accounting and reporting of those equity awards under Regulation S-K and, therefore, FASB ASB Topic 718 are procedural matters for McKesson. These regulations are simply not material to the investors' decision on the Proposal.

Named Executive Officer

McKesson argues the term "named executive officer" is also vague. The Proposal is aimed at executives whose compensation is subject to additional regulation and reporting, not rank and file employees. Clearly, McKesson would not be satisfied with any term that describes the key executives. The Company argues the Proponent should have "defined the term...by reference to an external standard..." In the next paragraph McKesson argues, "even assuming the Proponent intended to define 'named executive officer' by reference to Item 402 of Regulation S-K, the Proposal is impermissibly vague and indefinite because the use of the term relies on an external standard that is not sufficiently explained in the Proposal."

If fact, last year McKesson challenged a similar proposal partly on the grounds that the term "senior executive" was vague. At that time, the Company argued had the proponents used the term "named executive officer" as defined under Item 402 of Regulation S-K, the application would have been clear. The Proponents took McKesson's advice and used the precise term it suggested. The Company must have a short memory, however, since now it finds the term unacceptable. The Staff may wish to note the 2012 version of this Proposal received the support of 44% of McKesson stockholders. A 44% vote in favor does not suggest confusion; it proves strong support for the policy.

Again, the test under Staff Legal Bulletin No. 14B (September 15, 2004) for determining if a proposal is inherently vague or indefinite is—can stockholders or the company determine with "any reasonable certainity exactly what actions or measures the proposal require"?

Stockholders can determine with reasonable certainty that the proposal is aimed at the key executives and not the rank and file employees. The scope of the Proposal covers any persons receiving equity awards granted under Item 402 of Regulation S-K, which covers executive compensation.

McKesson is conflating its role with that of shareholders, a confusion made plain in paragraph 4 of page 7 where the Company points to instructions the SEC provided to **companies** on reporting Form 8-K. Shareholders are voting on a policy matter of whether they prefer pro rata vesting in a change in control and termination scenario. They do not need to know the process through which companies identify named executive officers for reporting purposes. Which individual employees slip in or out of the group of named executive officers in a particular year is not material to voting on this Proposal. The Proposal only asks shareholders to weigh in on whether equity awards would automatically accelerate in a change in control and termination scenario.

In parting, we find McKesson's assumption that language should be "intuitive" (see page 6) difficult to square with its nine page argument that the terms "equity awards" and "named executive officers" are vague and indefinite. The Proposal offers a reform that 44% of investors supported in 2012. McKesson's attempt to keep shareholder from voting on an appropriate and important matter only disenfranchises them and mocks the SEC process.

***

The Proponents believe that the relief sought in McKesson's no-action letter should not be granted. If you have any questions or need additional information, please feel free to contact Carin Zelenko, Director of the Capital Strategies Department, at 202-624-6899 or by email: czelenko@teamster.org.

Sincerely,

Ken Hall

Ken Hall
General Secretary-Treasurer

KH/cz

cc: Willie C. Bogan, Associate General Counsel & Secretary, McKesson Corporation
Willie.Bogan@McKesson.com

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

April 16, 2014

<u>VIA E-MAIL: shareholderproposals@sec.gov</u>

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: **Shareholder Proposal Submitted to McKesson Corporation by the International Brotherhood of Teamsters General Fund**

Ladies and Gentlemen:

By letter dated March 31, 2014, McKesson Corporation ("McKesson" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance confirm that it will not recommend enforcement action if McKesson omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the International Brotherhood of Teamsters General Fund (the "Proponents").

The Proposal requests that McKesson adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any named executive officer, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the named executive officer's termination, with such qualifications for an award as the Committee may determine.

McKesson claims that it may exclude the Proposal in reliance on Rule 14a-8(i)(3) as it is vague and indefinite because the terms "equity awards" and "named executive officers" lack definition. The Proponents disagree with the Company's argument for reasons explained below.

A. The Proposal enables shareholders and the Company to determine with reasonable certainty exactly what actions or measures the Proposal require—adoption of a policy that would accelerate equity on a pro rata basis in a change in control and termination scenario.

Equity Award

McKesson argues the term "equity awards" is vague and indefinite. The Proponents believe shareholders--who are by definition those holding equity in the Company--understand what equity means. The definition of "award" is self-explanatory, but to ensure we fully address the Company's concern we offer this definition from Merriam-Webster's online dictionary, "to confer or bestow as being deserved or merited or needed." People who hold McKesson stock surely understand the combination of the terms "equity" and "award" to mean that someone was given stock.

The Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004) provides the test for determining if a proposal is inherently vague or indefinite—can stockholders or the company determine with "any reasonable certainity exactly what actions or measures the proposal require"?

Shareholders voting on the Proposal will understand what is meant by the term equity award and how to cast their vote. The Proponents went a step further and added a definition for the term equity award not for the benefit of shareholders who understand the term, but to pinpoint for McKesson the scope of the Proposal.

The SEC's Regulation S-K states, "An *equity incentive plan* is an incentive plan or portion of an incentive plan under which awards are granted that fall within the scope of FASB ASC Topic 718, *Compensation—Stock Compensation.*" FASB ASC Topic 718, which outlines how firms should account for equity awards in their reporting on executive compensation, does not need to be understood by shareholders voting on this issue. FASB ASC Topic 718 is outside the scope of this Proposal. A reasonable investor would not rely on reporting regulations on executive compensation to make a decision about the Proposal.

The Proponents and the Company agree that incentive awards align the interests of shareholders and executives. The focus of the Proposal is that recipients should earn equity either through time served or performance achieved, rather than unearned awards accelerated and paid out simply because a change in control and termination occurred. McKesson goes into detail in the third paragraph of section B, page 5 to explain where an award would be considered non-equity, but this is outside the scope of the Proposal. Shareholders do not need a legal brief on the intricacies of non-equity awards to vote on a proposal about equity awards.

company determine with "any reasonable certainity exactly what actions or measures the proposal require"?

Stockholders can determine with reasonable certainty that the proposal is aimed at the key executives and not the rank and file employees. The scope of the Proposal covers any persons receiving equity awards granted under Item 402 of Regulation S-K, which covers executive compensation.

McKesson is conflating its role with that of shareholders, a confusion made plain in paragraph 4 of page 7 where the Company points to instructions the SEC provided to **companies** on reporting Form 8-K. Shareholders are voting on a policy matter of whether they prefer pro rata vesting in a change in control and termination scenario. They do not need to know the process through which companies identify named executive officers for reporting purposes. Which individual employees slip in or out of the group of named executive officers in a particular year is not material to voting on this Proposal. The Proposal only asks shareholders to weigh in on whether equity awards would automatically accelerate in a change in control and termination scenario.

In parting, we find McKesson's assumption that language should be "intuitive" (see page 6) difficult to square with its nine page argument that the terms "equity awards" and "named executive officers" are vague and indefinite. The Proposal offers a reform that 44% of investors supported in 2012. McKesson's attempt to keep shareholder from voting on an appropriate and important matter only disenfranchises them and mocks the SEC process.

***

The Proponents believe that the relief sought in McKesson's no-action letter should not be granted. If you have any questions or need additional information, please feel free to contact Carin Zelenko, Director of the Capital Strategies Department, at 202-624-6899 or by email: czelenko@teamster.org.

Sincerely,

Ken Hall

Ken Hall
General Secretary-Treasurer

KH/cz

cc: Willie C. Bogan, Associate General Counsel & Secretary, McKesson Corporation
Willie.Bogan@McKesson.com

Willie C. Bogan Associate General Counsel and Secretary

MCKESSON

1934 Act/Rule 14a-8

March 31, 2014

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: McKesson Corporation
Stockholder Proposal Submitted by the International Brotherhood of Teamsters General Fund – Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that McKesson Corporation, a Delaware corporation (the "Company"), intends to omit from its proxy statement and form of proxy (collectively, the "2014 Proxy Materials") for its 2014 Annual Meeting of Stockholders (the "2014 Annual Meeting") a stockholder proposal and supporting statement (the "Proposal") submitted by the International Brotherhood of Teamsters General Fund (the "Proponent") under cover of a letter dated February 5, 2014.

The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if the Company omits the Proposal from the 2014 Proxy Materials in reliance on Rule 14a-8, on the grounds that the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and therefore is excludable in reliance on the provisions of Rule 14a-8(i)(3).

Pursuant to Rule 14a-8(j), the Company has (i) submitted this letter to the Commission no later than eighty (80) calendar days before the Company expects to file its definitive 2014 Proxy Materials with the Commission and (ii) concurrently submitted a copy of this correspondence to the Proponent. In accordance with Section C of *Staff Legal Bulletin 14D* (November 7, 2008),

McKesson Corporation
One Post Street
San Francisco, CA 94104

www.mckesson.com

this letter and the accompanying exhibit are being emailed to the Staff at shareholderproposals@sec.gov. Because this request is being submitted electronically pursuant to the guidance provided in *Staff Legal Bulletin 14D*, the Company is not enclosing the additional six copies ordinarily required by Rule 14a-8(j). Pursuant to Rule 14a-8(k) and Section E of *Staff Legal Bulletin 14D*, the Company requests that the Proponent copy the undersigned on any correspondence that the Proponent may choose to submit to the Staff in response to this submission. In accordance with Section F of *Staff Legal Bulletin 14F* (October 18, 2011), the Staff should transmit its response to this no-action request by e-mail to willie.bogan@McKesson.com.

I. The Proposal

The Proposal constitutes a request that the Company's stockholders approve the following resolution:

> **RESOLVED:** The shareholders ask the Board of Directors of McKesson Corporation to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any named executive officer, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the named executive officer's termination, with such qualifications for an award as the Committee may determine.
>
> For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses elements of executive compensation to be disclosed to shareholders. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

The text of the Proposal reproduced above in this letter does not include the supporting statement, but that statement is set forth in the copy of the Proposal attached hereto as Exhibit A.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite So As To Be Inherently Misleading

The Proposal is written in a manner that makes its meaning substantially unclear and susceptible to multiple interpretations. The Staff has consistently concurred that vague and indefinite stockholder proposals are inherently misleading and thus excludable under Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin 14B* (September 15, 2004); *see also Dyer v. SEC,* 287 F.2d 773, 781 (8th Cir. 1961). In addition, the Staff has concurred that a proposal may be excluded where "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991); *see also Staples, Inc.* (March 5, 2012) (concurring in the exclusion of proposal that failed to define key terms such as "vest on a pro rata basis," "change-in-control" and "termination"); *Motorola, Inc.* (January 12, 2011) (concurring in the exclusion of a proposal regarding retention of equity compensation payments by executives where the proposal provided a request that the board negotiate "with senior executives to request that they relinquish preexisting executive pay rights" because the term "executive pay rights" was vague and indefinite); *Bank of America Corp.* (June 18, 2007) (concurring in the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as vague and indefinite); *Prudential Financial, Inc.* (February 16, 2007) (concurring in the exclusion of a proposal urging the board to seek stockholder approval for certain senior management incentive compensation programs because the proposal failed to define key terms and was subject to differing interpretations); and *Puget Energy, Inc.* (March 7, 2002) (concurring in the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance" as vague and indefinite).

In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the board. However, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries*.

A. The Proposal Impermissibly Defines a Material Element Solely by Reference to an External Source (That is, Equity Awards Granted Under an Equity Incentive Plan as Defined in Item 402 of Regulation S-K)

The fundamental aspect of the Proposal is its request regarding the acceleration of vesting of "equity awards"; however, the Proposal defines that term only through its reference to Item 402 of Regulation S-K. The Staff has consistently concurred in the exclusion of stockholder proposals that, like the Proposal, define a material element of the proposal only by reference to an external source – in the case of the Proposal, Item 402 of Regulation S-K. The Staff recently reiterated its historical concern regarding proposals that are understandable only by reference to material outside of the proposal and supporting statement in *Staff Legal Bulletin 14G,* in which the Staff stated: "If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under rule 14a-8(i)(3) as vague and

MCKESSON

indefinite." *Staff Legal Bulletin 14G* (October 16, 2012). The Proposal raises exactly the concerns the Staff discussed and, therefore, may be properly omitted in reliance on Rule 14a-8(i)(3).

The Staff has consistently concurred that specific standards that are integral to a proposal must be sufficiently explained in the proposal or supporting statement. For example, in *Dell Inc.* (March 30, 2012), a stockholder proposal sought to provide proxy access to any stockholders who "satisfy SEC Rule 14a-8(b) eligibility requirements" without explaining the eligibility requirements set forth in Rule 14a-8(b). The Staff concurred that the proposal's reference to Rule 14a-8(b) caused the proposal to be impermissibly vague and indefinite and, therefore, excludable under Rule 14a-8(i)(3), because the specific eligibility requirements "represent a central aspect of the proposal." The Staff noted that although "some shareholders voting on the proposal may be familiar with the eligibility requirements of rule 14a-8(b), many other shareholders may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal." *See, e.g., Chiquita Brands* (March 7, 2012); *MEMC Electronic Materials* (March 7, 2012); and *Sprint Nextel* (March 7, 2012); *see also Exxon Mobil Corp. (Naylor)* (March 21 , 2011) (concurring in the exclusion of a proposal requesting the use of, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *AT&T Inc.* (February 16, 2010, *recon. denied* March 2, 2010) (concurring in the exclusion of a proposal that sought a report on, among other things, "grassroots lobbying communications as defined in 26 C.F.R. § 56.4911-2"); and *Johnson & Johnson* (February 7, 2003) (concurring in the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations). The Proposal is similar to the proposals considered in the above-referenced letters in that an integral aspect of each proposal cannot be determined without stockholders having to look to an external source, no matter how readily available that source may be (*e.g.*, Rule 14a-8(b) in the case of *Dell Inc.*).

Recently, in *JP Morgan Chase & Co.* (March 6, 2014), the Staff concurred that JPMorgan could exclude under Rule 14a-8(i)(3) as vague and indefinite a proposal that sought appointment of a committee to develop a plan for divesting all non-core banking business segments, which defined key concepts by reference to external sources such as the company's Form 10-K. The Staff also concurred in *Wellpoint Inc.* (February 24, 2012, *recon. denied* March 27, 2012) that a proposal for an independent chairman could be excluded under Rule 14a-8(i)(3) as vague and indefinite because it defined independence solely by reference to New York Stock Exchange listing standards.

The Proposal requests adoption of a policy with regard to "equity awards," meaning "an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K," which is an external definition that is not sufficiently explained in the Proposal. As such, like the proposals in the precedents cited above, the Proposal is impermissibly vague and indefinite because it defines a central aspect of the Proposal by reference to external material, thus leaving the shareholders unable to determine from the face of the Proposal the equity awards covered by the Proposal. As a result, the stockholders and the Company would likely have different interpretations of what the Proposal requires, and neither the Company nor the stockholders would be able to determine with reasonable certainty what actions or measures the Proposal requires.

B. An Understanding of the Application of the Proposal Requires Consideration of Two External Sources – Item 402 of Regulation S-K and FASB ASC Topic 718

The meaning of the term "equity award," which as discussed above is fundamental to understanding the applicability and impact of the Proposal, is defined in the Proposal as "an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K," which itself can be understood only through consideration of an additional external source Accounting Standards Codification Topic 718 ("ASC 718") adopted by the Financial Accounting Standards Board (the "FASB").

To understand its application, the Proposal directs the Company and its stockholders to the definition of "equity incentive plan" in Item 402 of Regulation S-K. Item 402(a)(6)(iii) of Regulation S-K defines "equity incentive plan" as "an incentive plan or portion of an incentive plan under which awards are granted that fall within the scope of FASB ASC Topic 718." ASC 718, in turn, provides detailed requirements for identifying those types of awards that are covered by the standard, as well as those types of awards that are not covered by the standard. Consequently, the determination as to which awards are covered by the Proposal must be made by reference to yet another external standard, ASC 718, which the Proposal fails to mention or describe at all.

Among other things, ASC 718 requires a detailed analysis in order to determine whether a given award is accounted for as a share-based payment and would thus be considered an "equity award" granted pursuant to an equity incentive plan as defined in Item 402(a)(6)(iii) of Regulation S-K. For example, if an award does not contain a right to stock settlement embedded in the terms of the award, then it is not within the scope of ASC 718, and therefore would be identified as a *non*-equity incentive plan award as defined in Item 402(a)(6)(iii) of Regulation S-K. *See, e.g.*, Question 119.22 of the Division of Corporation Finance Regulation S-K Compliance and Disclosure Interpretations (stating that an award with "no right to stock settlement ... embedded in the terms of the award ... is not within the scope of FASB ASC Topic 718," and therefore "is a non-equity incentive plan award as defined in Rule 402(a)(6)(iii)").

Stockholders should be provided a sufficient explanation in the Proposal to enable them to understand the material aspects of the external disclosure and accounting standards that govern a central aspect of the Proposal. As a result of the Proposal's definition of a fundamental term through a referenced external source (Item 402 of Regulation S-K) and an unreferenced external source (ASC 718), the Proposal fails to provide any guidance as to the meaning of that fundamental term. As such, the Proposal is so vague and indefinite that stockholders would not be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

We believe that the Proposal's definition of a fundamental term only through external sources presents a situation identical to other circumstances discussed above where the Staff concurred that a proposal referencing the Commission's rules could be excluded as impermissibly vague and indefinite so as to be inherently misleading. *See, e.g., Dell Inc.; Chiquita Brands*; *MEMC Electronic Materials*; and *Sprint Nextel.*

With regard to the Proposal, while it may be true that some of the Company's stockholders may be familiar with the definition of "equity incentive plan" in Item 402 of Regulation S-K and the scope of coverage of ASC 718, many other stockholders may not be familiar with the definition of "equity incentive plan" in Item 402 of Regulation S-K and, by implication, the scope of coverage of ASC 718, and these stockholders would not be able to determine the applicability of the policy set forth in the Proposal based on the language of the Proposal. As such, consistent with the Staff precedents discussed above, the Proposal may be properly omitted from the Company's 2014 Proxy Materials in reliance on Rule 14a-8(i)(3), as it is so impermissibly vague and indefinite as to be inherently misleading.

C. The Proposal Fails to Define the Key Term "Named Executive Officer"

The term "named executive officer," which is also a fundamental aspect necessary for understanding the applicability and impact of the Proposal, is not defined at all in the proposal. Notably, the Proponent's failure to define the term "named executive officer" within the Proposal or by reference to an external standard stands in sharp contrast to its actions in another substantially similar proposal, where the Proponent attempted to define the term "named executive officer" specifically by reference to Item 402 of Regulation S-K. *See, e.g., Sysco Corp.* (September 20, 2013). As in the proposals discussed above, the failure to define such a basic and fundamental aspect of the Proposal renders the entire Proposal impermissibly vague and indefinite. and would cause stockholders and the Company to be unable to determine with reasonable certainty those employees of the Company to whom the Proposal applies, or what actions or measures would be required by the Proposal with respect to those employees.

Even assuming the Proponent intended to define "named executive officers" by reference to Item 402 of Regulation S-K, the Proposal is impermissibly vague and indefinite because the use of the term relies on an external standard that is not sufficiently explained in the Proposal. The term "named executive officer," as used in Item 402 of Regulation S-K, is a complex concept intended to identify those persons for whom disclosure of executive compensation should be made to stockholders for a specific fiscal year. The meaning of "named executive officer" for purposes of Item 402 of Regulation S-K is not intuitive. Without some explanation of the application of the term, a stockholder would not be made aware of situations where persons might be included or excluded from the scope of the Proposal in a manner that likely would not be anticipated. As a result, actions taken by the Company if the Proposal were implemented could be significantly different from actions envisioned by stockholders in voting on the Proposal.

In this regard, Item 402(a)(3) of Regulation S-K defines "named executive officers" as: (i) all individuals serving as the registrant's principal executive officer or acting in a similar capacity during the last completed fiscal year ("PEO"), regardless of compensation level; (ii) all individuals serving as the registrant's principal financial officer or acting in a similar capacity during the last completed fiscal year ("PFO"), regardless of compensation level; (iii) the registrant's three most highly compensated executive officers other than the PEO and PFO who were serving as executive officers at the end of the last completed fiscal year; and (iv) up to two additional individuals for whom disclosure would have been provided because the executive officers were among the three most highly compensated, but for the fact that the individual was not serving as an executive officer of the registrant at the end of the last completed fiscal year.

Further, in order to understand who may be among the three most highly compensated executive officers of the Company, a stockholder would have to be familiar with the standards set forth in Exchange Act Rule 3b-7, which further specifies the definition of the term "executive officer." As a result, this use of the term "named executive officer" in the Proposal does not provide stockholders with any clear standards as to who would necessarily be subject to the policy in the event that the Proposal were adopted.

Notably, the reference to the term "named executive officer" in the Proposal does not include any specific reference to the time period in which the named executive officer determination is to be made for the purpose of the Proposal. For example, it is not clear whether the Proposal contemplates that the policy would apply with respect to those "named executive officers" that were named in the Company's proxy statement for its last annual meeting, the individuals who would be identified as "named executive officers" in a proxy statement for an upcoming annual meeting, or individuals who would be identified as "named executive officers" at the time of a grant of an equity award that is subject to the policy contemplated by the Proposal.

Indeed, in a different context, the inadequacy of a mere reference to the defined term, "named executive officer" was expressly acknowledged by the Commission in adopting amendments to Item 5.02 of Form 8-K in 2006. Uncertainty concerning the application of the term, "named executive officer" led the Commission to include Instruction 4 to Item 5.02 of Form 8-K, which sets forth the meaning of the term "named executive officer" in the context of Item 5.02 disclosures. The Commission stated that this instruction was added in response to a commenter who noted that "greater clarity is needed to determine how the standard should be applied for current Form 8-K reporting throughout the year." *Executive Compensation and Related Person Disclosure*, Release No. 33-8732A (August 29, 2006) (text accompanying notes 383 and 384).

Because of this undefined reference to the term "named executive officer," the Proposal is impermissibly vague and indefinite. The specific standards that are fundamental to determining the applicability of the Proposal are not sufficiently explained in the Proposal. As a result, the stockholders and the Company could have different interpretations of what the Proposal requires, and neither the Company nor the stockholders would be able to determine with reasonable certainty what actions or measures the Proposal requires.

The Company's stockholders approved the McKesson Corporation 2013 Stock Plan (the "2013 Plan") at the Company's Annual Meeting of Stockholders in 2013. The 2013 Plan will not expire until May 2023, therefore if the Proposal were implemented with respect to the 2013 Plan, the Company would face the administrative complexities and resulting burden in determining the "named executive officers" to which the policy should apply for the term of the 2013 Plan.

We are aware that the Staff has recently been unable to concur with requests to exclude substantially similar proposals from the requesting companies' proxy materials under Rule 14a-8(i)(3). *See, e.g., Davita Healthcare Partners Inc.* (March 20, 2013); *The Wendy's Co.* (February 26, 2013); *Abbott Laboratories* (February 8, 2013); and *Walgreen Co.* (October 4, 2012). We believe, however, that the Company's circumstances, the Proposal and the arguments included herein present new considerations as compared to those presented to the Staff previously (including, for example, the reference to Item 402 of Regulation S-K as an external standard which, in turn, requires an understanding of ASC 718 to determine the scope and applicability of the Proposal).

We do not believe that the Proponent should be permitted to revise the Proposal to address the vague and indefinite statements referenced herein. As the Staff noted in *Staff Legal Bulletin 14* (July 13, 2001), there is no provision in Rule 14a-8 which permits a stockholder to revise a proposal and supporting statement. While we recognize that the Staff sometimes permits stockholders to make minor revisions to proposals in order to eliminate false and misleading statements, the Staff's intent to "limit this practice to minor defects was evidenced by its statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement or both as materially false and misleading if a proposal or supporting statement or both would require detailed and extensive editing to bring it in compliance with the proxy rules." *Staff Legal Bulletin 14B*. Given the vague and indefinite statements included in the Proposal that are critical to any understanding of the Proposal, we believe that the Staff should disregard any request of the Proponent to revise the Proposal to attempt to bring it into compliance with the Commission's proxy rules.

For the foregoing reasons, we believe that the Proposal may be excluded from the Company's 2014 Proxy Materials under Rule 14a-8(i)(3) because it is vague and indefinite so as to be inherently misleading.

III. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2014 Proxy Materials.

McKESSON

If you have any questions or require any additional information, please do not hesitate to call me at (415) 983-9007, or David Lynn of Morrison & Foerster LLP at (202) 887-1563.

Sincerely,

Willie C. Bogan

Willie C. Bogan
Associate General Counsel
and Secretary

Enclosures

cc: Ken Hall, General Secretary-Treasurer, International Brotherhood of Teamsters
Louis Malizia, Capital Strategies Department, International Brotherhood of Teamsters

Exhibit A

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

February 5, 2014

BY FACSIMILE: 415.983.9042
BY UPS GROUND

Willie C. Bogan, Esq.
Associate General Counsel and Secretary
McKesson Corporation
One Post Street, 35th Floor
San Francisco, CA 94104

Dear Mr. Bogan:

I hereby submit the enclosed resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2014 Annual Meeting.

The General Fund has owned 110 shares of McKesson Corporation, continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only union delivery. If you have any questions about this proposal, please direct them to Louis Malizia of the Capital Strategies Department at (202) 624-6930.

Sincerely,

Ken Hall

Ken Hall
General Secretary-Treasurer

KH/lm
Enclosures

RESOLVED: The shareholders ask the Board of Directors of McKesson Corporation to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any named executive officer, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the named executive officer's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses elements of executive compensation to be disclosed to shareholders. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

SUPPORTING STATEMENT:

McKesson allows executives to receive an accelerated award of unearned equity under certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices at the Company may permit windfall awards that have nothing to do with an executive's performance. Shareholders expressed their concerns with executive compensation at the 2013 annual meeting when 78% of the shares were cast against the executive compensation plan for McKesson's named executive officers.

According to last year's proxy statement, a termination and change in control as of March 31, 2013, would have accelerated the vesting of $265 million worth of long-term equity to the Company's six executive officers, with Chairman, President and CEO John H. Hammergren entitled to $116 million.

We are unpersuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

Other major corporations, including Apple, Chevron, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as, providing pro rata awards or simply forfeiting unearned awards. Research from James Reda & Associates found that over one-third of the largest 200 companies now pro rate, forfeit, or only partially vest performance shares upon a change of control.

We urge you to vote FOR this proposal.

AMALGAMATED BANK.

February 5, 2014

Mr. Willie C. Bogan, Esq.
Associate General Counsel and Secretary
McKesson Corp.
One Post Street, 35th Floor
San Francisco, CA 94104

RE: McKesson Corp. - Cusip #58155Q103

Dear Mr. Bogan:

Amalgamated Bank is the record owner of 110 shares of common stock (the "Shares") of McKesson Corp., beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # 2352. The International Brotherhood of Teamsters General Fund has held the Shares continuously since 7/19/2006 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212)-895-4973.

Very truly yours,

Jerry Marchese
Vice President

CC: Louis Maliza